Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following information was made available by Kraft Foods Inc. to employees on February 3, 2010.

Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	1

Forward-looking statements

This document contains forward-looking statements regarding Kraft Food’s combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document, except as required by applicable law or regulation.

Additional US-related information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

Attendance List:	Irene Rosenfeld [IR]
Chris Van Steenbergen [CVS]

Title of Meeting:	Global Town Hall

Hosted By:	Todd Stitzer [T]

TS	Good afternoon colleagues in Britain and Ireland, Europe and Africa and good morning to colleagues in the Americas.

People here in Uxbridge, for those on the net, are resplendent in their purple, it is great to see you all, thank you for taking a part out of your day to hear about your new future. I think it is a great new day and I think you will hear a lot of exciting news that will be of tremendous interest to you.

As is our practice we have divided the world to accommodate time zones to be as inclusive as possible. This morning we had Asia-Pacific and selected eastern geographies, this afternoon we have Europe and the western hemisphere.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	2

There will be an opportunity for Q and A at the end, provided the technology holds, which is always a challenge in this wonderful room with the technology. But if you could see for those of you in the Americas and other places, the bank of computers and electronic gear here you would be comforted that the Q and A session is not going to get goofed up, so let’s get started.

The great industrialist Henry Ford said passion is at the bottom of all progress. With passion there is accomplishment, without it there are only alibis.

For six years we focused our passion on creating the world’s best confectionary company. We were performance driven and by any set of financial and commercial metrics, we accomplished great things and you should be incredibly proud of that.

Revenue growth of 6% for six years, global share growth for six years, margin growth for five and significant double digit shareholder returns for that same six year period.

Simply stated, business results to die for.

Equally importantly our values led culture gave 21st century meaning to George Cadbury’s 19th century utopian principle, that doing good was good for business. The Cocoa Partnership, Fair Trade, Ghana Wells, our Olympic sponsorship, Purple Goes Green, hundreds of community impact programmes around the world, huge, huge dedication to that values-led dynamic.

With accomplishment manifest, we need no alibi. In recent months we have focused our passion on our hard fought takeover battle, a process that you all know is part and parcel of the capitalist system in which we participate.

We may have said and done things in the heat of battle that were pretty uncomplimentary, although a part of the rough and tumble of the takeover process, they somehow seem a little bit less clever today than they seemed when we were there.

In the end we didn’t prevail, my father would have said tough luck, time to move on. To paraphrase the prophet Isaiah, we are going to get biblical here a little bit, we must now beat our swords into chocolate bars and our spears into sticks of gum and jelly babies.

Now this isn’t going to be easy at the beginning. Life will be difficult, will feel uncomfortable, we’ll be checking each other out, that is just the way it is going to be. We have all had the experience of buying companies, now we are going to have the experience on the other side and we’ll have to remember how we thought about how we wanted to treat people and we want to treat people the same as we always treat them, that is crucial.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	3

In truth, and you will hear this from Irene, Kraft and Cadbury have basically the same values, remember we talked over the last few days about the values that we have and the universality of those. I mean the people in Chicago and other places around the Kraft world are no different than we are and you have to be thoughtful about that.

My challenge to you is act according to your Cadbury values, to your universal values, with wisdom and grace and in time things will be better, they’ll be different but they’ll be better.

Think about this, the combination of Kraft and Cadbury creates the biggest and best confectionary company in the world. Tipping those knuckleheads Mars and Wrigley, something we have lusted after forever. So now we have got this great model, it is time to refocus our passion on that new vision and to give it life and to give it a chance.

Here to tell you about that vision, from Kraft foods is Irene Rosenfeld, the Chairman and Chief Executive, please, please listen carefully to what she has to say. It is going to guide you all into the future. So let’s give a big Cadbury welcome to Irene, welcome to the podium.

IR	Thank you so much Todd, I would like to begin by offering my most sincere thanks to you and the CEC for your graciousness and your assistance in the past few days, I couldn’t have asked for better guides to the unique character of this wonderful company.

It is clearly apparent to anyone that this business has undergone a tremendous and impressive transformation under Todd’s leadership and I want to congratulate him and thank all of you for the roles that you have played in making it happen.

Before I continue though, our lawyers have asked me to do something. There is no difference between our two companies, there are lawyers everywhere. They have asked that I draw your attention to our safe harbour statement, so here it is, you know the drill.

Also in connection with the combination that we’ll be discussing today, both we and Cadbury have filed certain documents with the SEC which I would encourage all investors to read because they contain important information.

Those documents can be found on the SEC’s website, www.sec.gov

Now back to our regularly scheduled programme.

Last September I was so hopeful that we would see this day. So I am truly honoured to be here, although a little bit nervous about the reception that I might receive. After all aren’t you the guys who accused us of being a low growth conglomerate, that hurt.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	4

But Todd has told me that Cadbury people are incredibly warm and impressively positive and capable of moving on and so I am hoping now that that famous purple fighting spirit will now be fighting with Kraft instead of against it.

In fact it is my sincere hope and belief that when we look back a year from now, we will all agree that 2010 was the beginning of a powerful new chapter in our growth story.

The year of BMW, ‘Beat Mars Wrigley’ went from an aspiration to a reality. The year we combined the best of both organisations to become a global power house, simply put, the year we reclaimed our rights as the world’s biggest and best confectionary company. That is what I see for the year ahead. Not fighting amongst ourselves but fighting against the competition and winning with our consumers and our customers.

Bringing them the brands they love, with even stronger equities, focused in more forms and more places than ever before.

I am delighted to have these few minutes today to share my thoughts about why I am so confident that 2010 will be our year.

It is also a chance for us to get to know one another, to debunk some of the myths and to talk about how we are going to move forward together.

There is a great deal of uncertainty right now and naturally we all have more questions, but hopefully I can at least start by sharing what we are thinking and what we know.

I have been in your shoes, I was working at General Foods when Phillip Morris took us over and they replaced all the apples in our vending machines with cigarettes, and while every acquisition is different I do have a sense of how you might be feeling.

On the other side of the acquisition coin I was part of a team that led Kraft through its acquisition of Nabisco, in fact I was in charge of combining the two companies.

Through each of these situations I learnt firsthand some of the do’s and some of the don’ts of an effective combination and I hope that you will see that learning play through in this integration.

What experience has taught me is that for all of the negotiations, the financial gyrations, the future projections, ultimately and most importantly it is about the people. It is about painting a picture of the future that is inspiring both for the individual and for the enterprise.

So how we treat people, and how seamlessly we bring our two teams together, are what will determine whether we live up to the promise of our combined potential, whether we truly capitalise on our position as a global power house in snacks, confectionary and quick meals and whether together we will consistently deliver top tier financial performance, year in and year out.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	5

I want to assure you that when I say people are important, I mean it. That is one of the things that the media got right. I am a straight shooter, what you see is what you get.

So believe me when I say I care deeply about people. I believe in putting the right people in the right jobs, giving them the necessary resources and then getting out of the way.

But talk is cheap, so I hope you will judge me, our team and our collective success not by words but by our actions. What you see and what you experience.

Before we talk about how the integration is going to work I want to provide some context. I would like to take a minute to acquaint you with what we call the new Kraft foods.

Three and a half years ago I returned to Kraft foods, a company that I love and where I have spent the bulk of my career. I came back with a mandate to transform our company and put us on a growth trajectory, one designed to deliver sustainable shareholder value.

We did this by implementing four strategies, rewire the organisation for growth, reframe our categories, exploit our sales capabilities and drive down cost without compromising quality.

These four strategies have been our transformational road map, they are somewhat self explanatory but I would like to tell you a bit more about our rewire strategy because it was the foundation for everything else that we did. More specifically it was all about our people.

As you sit here wondering about your own future, you deserve to understand how we think about our people at Kraft foods and how critical they have been to our success.

Rewiring meant getting the best people in the right jobs. We strengthened our leadership team by creating a blend of Kraft foods veterans and outside talent, many of our senior Managers have food industry experience with key competitors such as Mars, Hershey, Coca Cola, Texaco, Unilever and Heinz.

We also have leaders from such well respected and industry leading companies as Johnson & Johnson, Ingersoll Rand, Bain Consulting, Baxter and Altria. A number of them, like me, left Kraft and came back again. We call them boomerangs.

Once we had the right people in the right jobs, to move faster we decentralised our company and moved decision making to the people closest to our consumers and customers in the local markets. This has made us a far more nimble, much more formidable competitor.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	6

Finally we created a stronger link between pay and performance, a performance driven culture if you will, by rewarding the behaviours that meant the most to our success.

Rewiring and our other three strategies created focus and direction for every employee in every market and we significantly improved our business performance by executing these strategies.

But in addition to the right structure and the right strategies, our people wanted to define the new Kraft foods, to understand what it stood for, because ultimately we all seek a higher purpose to what we do. One that can define us, unite us, and inspire us.

This is where ‘Delicious’ comes in.

I know some of you may be wondering why we say the combination of our two companies is more delicious than ever and so I would like to tell you a little bit about this part of our journey.

By the end of the second year of our three year turnaround we had begun to see the fruits of our labour playing out in the marketplace and in our financial results. But we still hadn’t truly captured the hearts and minds of our people.

So we engaged thousands of Kraft foods employees around the world to help us to find our heart and our soul. The end result was a newly articulated higher purpose positioning and values in action. We introduced them a little over a year ago and I would like to share them with you now.

Let me start with our purpose, make today delicious. Of course the word delicious has a literal meaning for a food company, we must make delicious tasting foods if we want consumers to choose our products and what is more delicious than creating confectionary brands that people love.

But make today delicious isn’t just about taste, it is a promise to consumers to listen, to watch and to learn. To provide them with delicious foods they can feel good about. By the way many of you at the end of this session will have a chance to try some of our local and US Kraft foods products and I certainly hope you will agree that they live up to our delicious promise.

But delicious is also about constantly looking for fresh ideas, to improve our workplace, our partnership, our communities and our worlds. I think you get the idea but here is a brief video that captures the spirit and the energy of the new Kraft foods.

[Video plays to conference]

Now as we look to the future I am confident that with our combined confectionary brands, our videos will have even more delicious products and ideas to showcase.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	7

So having defined our higher purpose we then turned to our values and actions. Both of our companies are performance driven and values led, so I think it is constructive to take a minute to take a look at our respective values side by side.

You can see ours here, we inspire trust, we act like owners, we keep it simple, we are open and inclusive, we tell it like it is, we lead from the head and the heart, we discuss, we decide and we deliver.

Here they are with yours, I think you can see why we believe our values are highly compatible and as we do our work together over the coming months, learning from one another and listening to you about what your values truly mean, we hope and expect that they are indeed as compatible in practice as they appear to be in words.

Our three and a half year journey continues here today. We were interested in Cadbury not only because of your iconic brands and your talented people, but also because of your passions and your prospects for the future.

We have every intention of protecting and enhancing those assets. I am a lifelong champion of the consumer; I am a marketer by training with the background in consumer research, so I really get it. I not only understand your intensity, I love it.

That is another thing the press actually got right, I am intensely competitive. I make no apologies for that. I play to win, but to win with our consumers and I can see that you do also.

This combination is all about growth and I believe Kraft foods and Cadbury have a phenomenal future together. I say that for four simple reasons. First as the world’s second largest food company we have impressive global reach. I am not talking about being big for bigness’ sake, but in ever consolidating marketplaces, scale is a great source of competitive advantage.

Our size and presence in more than 160 countries gives us that advantage. Over 25% of our global revenue comes from developing markets and almost 70% of our revenue outside north America, comes from snacks and confectionary.

We can achieve great things by merging our portfolios, by sharing ideas, by giving our people expanded opportunities and by combining our operations efficiently and effectively.

Second we have a portfolio of iconic brands that consumers around the world love and trust. We are clear global market leaders holding the number one positions in confectionary and biscuits. We have eleven brands with more than a billion dollars in sales and over 70 with annual sales of over a hundred million dollars and if you see that little space in the corner, we are saving that one for Halls.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	8

We take enormous pride in our stewardship of these brands and the legacies entrusted to our care.

Third we have tremendous growth potential; our beloved brands will thrive with focused incremental investment. Combined we will have significantly increased presence in high growth emerging markets and we are highly complementary in most developed markets as well.

Together we’ll have an unmatched presence in all classes of trade, in all markets around the world, with even more upside potential.

Fourth we are performance driven. Both companies have their own plans and targets to reach top tier financial performance. Those targets remain and indeed we are aiming to accelerate their achievement. So as a combined company we’ll reach top tier faster and more consistently, aiming to deliver organic revenue growth of 5% or more and earnings per share growth of 9 to 11%.

Mars-Wrigley, bring them on.

As we think about the work ahead of us it is helpful to know that our companies have a lot more in common than you think. I have already talked about how our values, our passion for consumers and our commitment to delivering top tier performance are so aligned, but I think it is also important that you understand that we share a common commitment for doing well by doing good.

Like you, Kraft Foods is on the Dow Jones Sustainability Index, in fact we are the only US based food company to be a Dow Jones world indexed sustainability leader. We are also the largest buyer of coffee and cocoa from rainforest-aligned certified farms.

Indeed, by 2012 our entire coaster and marabou lines will be made exclusively from rainforest alliance cocoa. We are very proud of that and I know you are equally proud of your Cocoa Partnership and your work with Fairtrade - and don’t worry we have every intention of maintaining the commitments you have made in these areas.

In addition to sustainability and the broader world, it is clear we are both committed to helping those in the communities where we live and work. Our issues and our programmes may be a little different but the intent of your foundation and ours are quite similar.

I for one am very excited to see how much more we can do when we go into our communities, participating in events jointly like ‘make a delicious difference’ week or Cadbury Day.

So I hope you can see why we have a terrific foundation to build on together. I also think it is important that as we start our work we have a common understanding of what we mean by integration; we are talking about both cost synergies and growth opportunities.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	9

When we talk about scale, not only are we talking about it as a way to lower costs, but also as a way to grow faster. By leveraging insight and capabilities across categories and across geographies and when we talk about the best of both we don’t mean that everything is up for grabs, or that we’ll draw 50/50 from both companies, but rather that we are eager to listen, to learn, to learn from you and in most cases to decide jointly on what is the best way forward.

That said there are a couple of questions I can answer right off, our headquarters will remain in Northfield, Illinois, we will not be listed on the London Stock Exchange and I will remain Chairman and CEO of the combined company.

We also have preliminary ideas about some other important questions like leadership and structure and facilities but we don’t have the final answers. We have given it a lot of thought as you would expect but we haven’t had the chance to engage in a dialogue with you or your leaders, to understand your people or your capabilities or what is working and what is not.

For example one aspect of your structure that we especially want to learn more about is your global commercial category organisation. Just about everyone I have spoken to has described it as your connective tissue, a key driver of your success, your ability to align strategies on core categories and make trade offs and allocate resources across global categories.

This is a powerful concept that we clearly want to integrate fully into the combined company. So we want to learn more. It would be premature for us to have made these decisions already and that is why we are not making any announcements today.

We are committed to moving quickly but we also know that the best decisions will come from being thoughtful and inclusive, to ensure we are doing what is best for the company overall and for our people.

No doubt there will be much debate in the days ahead and that is good. It is an important part of our culture, discuss, decide, deliver. But whilst we don’t have all the answers yet I can share some early thoughts about how we will proceed.

When it comes to back room systems and processes, like payroll or accounts payable, in the vast majority of cases it will be more cost effective and efficient to the overall company to adopt the Kraft Foods platform. It is a pragmatic, practical approach.

On the other hand with certain front room activities, like marketing or in store merchandising, we will go with the best practice from whichever company has it.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	10

When it comes to people decisions we’ll choose the best person for the right role, whilst always treating people fairly and with respect.

Now I know it is hard to focus on any of that when you have a little voice in your head saying what about me, so let me try to get a little bit more granular here. To start with we have a global team of Executives from both companies in charge of bringing us together. Tim Cofer is leading from Kraft foods and Mark Reckitt is paired with him from Cadbury.

I would like to introduce you to both of them right now. Tim is ideally suited for this role. He is an 18 year veteran with Kraft foods. Most recently Tim led our pizza business to eight quarters of double digit revenue growth, whilst significantly improving profits and growing market share, to a relentless focus on quality, marketing innovation and marketing excellence.

But perhaps even more important Tim managed our 26-country European chocolate business from 2003 to 2006. During that time his strategic marketing vision and new product development efforts led to three years of significant revenue growth, margin expansion and consistent market share growth.

Working hand in hand with Tim will be Mark Reckitt. Mark, as you all know, is a 20 year veteran of Cadbury; he knows the company through and through, from structure and financials to people. Indeed he has been the chief architect of the strategies that have made you so successful.

We are delighted that he has accepted our offer to partner with Tim in helping us to combine our two great companies. As someone who embodies the heart and soul of the company we know he will be a great partner in helping us to truly capture the best of both and to grow faster.

Let me ask the two gentlemen to please stand up and be acknowledged.

Now if we work our way through this, Tim, Mark and the team and all of us will be guided by six very practical principles. I have alluded to some of them already but here they are again for the sake of clarity.

First and foremost, we must maintain our base business momentum. Many integrations fail not because the cost synergies weren’t captured but rather because the base business was not properly looked after.

Second we will follow the money, the 80/20 rule. By that we mean spend our time on those things that will bring the biggest benefit to the organisation.

Third, capture the best of both.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	11

Fourth, treat people fairly and with respect.

Fifth, move quickly.

Sixth, communicate, communicate, and communicate; often, honestly and transparently.

Even without all of the answers, combining our two companies will begin immediately; it is not fair to you, to our business, to our customers or any of our stakeholders to drag things out. We need to minimise the distraction to our day to day business so as to keep building and growing our brands.

The process will be as fair and as transparent as possible and we are going to move as quickly as makes sense. But the reality is we all have a lot of homework to do because of the way this transaction happened. We are just starting some critical conversations and there simply hasn’t been time to get all of the details.

So one other process point I can share with you today is the timeline for senior management recommendations. It is our sincere hope that as many Cadbury leaders as possible will join Kraft Foods. But we need to take the time to make these decisions to ensure that we make the right ones for both of us.

Within the next 45 days we intend to announce my Executive Team, the leaders of the regions, areas, countries and categories and the direct reports to the functional leaders.

Once these are done and within the first 90 days we intend to announce the boards of management and the leadership teams for each of the regions, areas and countries.

We’ll also determine how and if we will consolidate any regions, areas or country office locations or our various research and development facilities.

Within six months we’ll develop a joint recommendation for a common manufacturing network strategy. Beyond that, Tim, Mark and the team will develop a specific timeline so you’ll know what to expect and when.

You’ll also hear from your local leadership and you can raise questions or concerns with them at any time.

This is an uncertain time, but there are a few things that you can be sure of; will we always have the best of intentions? Yes. Will everything always be perfect? No. Will we hit some bumps in the road? Undoubtedly.

We all know that even the most well thought out plans don’t always go exactly as we’d like. But when that happens I want people to speak up and there will be many ways for you to do that.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	12

For starters there is a new website for employees where you can get information, provide comments, post questions and get involved in discussions, it is called moredeliciousthanever.com

For some of you, speaking up may feel somewhat uncomfortable but I hope you will do it. Reading posts from employees is a great way for me to understand what is really on your minds and please don’t be surprised when I answer some of the comments or I participate in some of the discussions.

In fact I would like to begin that dialogue right now today. If I don’t have an answer yet we will certainly get back to you and as soon as we can we will address your issues.

We will also be using the integration website to post answers to the most frequently asked questions.

So with that, let me ask Chris Van Steenbergen to join me up here and we’ll be happy to take your questions.

CVS	Good Afternoon Irene, how are you feeling after a long morning of Cadbury?

IR	I am kind of purple.

CVS	Good, so I have got quite a lot of questions from a number of businesses, ranging from Britain and Ireland, to Europe, to North and South America, but why don’t we first open it to the floor here, there is a lot of people here, undoubtedly with quite a lot of questions and as always just be open, be frank; do it the Cadbury way.

Can I just ask that if you have a question just wait until you have the microphone because otherwise it is going to be very difficult to hear what you have to say.

So let’s go for the first question?

Uxbridge	Obviously you have just been through the LU acquisition and are in that integration now, what are the key learnings that you have had out of that that you can share with us today?

IR	I think the question is what learnings we have from the LU acquisition that we think we can bring to this integration and I can tell you that the principles that we have laid out here are very much the learnings that we have had from our LU acquisition, from our United Biscuits acquisition as well as from Nabisco.

The key ones remain act quickly, make the decisions, announce the decisions as they are made and make sure that we communicate on a regular basis but also this notion of capturing best of both, using an objective process of evaluating talent from both companies and that is something that we would very much like to bring to this task as well so that we are sure that we are evaluating employees from both companies on an even playing field.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	13

Uxbridge	I notice your commitment to diversity in your booklets over there, I wondered how that was going to play out on the basis of those talent decisions?

IR	Well the interesting thing is when you start to look at some of the statistics at the most senior levels of management in the two companies; they are actually a very impressive profile of diversity both with respect to gender as well as nationality. But over time I would say that is one of the areas that I think Kraft has been a leader in and we look forward to bringing some of our learning and some of our practices to Cadbury and I think it will help to accelerate that opportunity even faster here.

Uxbridge	We are obviously just about to go into a period of some uncertainty with the integration as you have said, do you have any views as to how, during that process, we maintain the great momentum that we have within the business in terms of performance?

IR	The best thing I can ask of you is that it is business as usual until such time as you are told otherwise. I think to the extent that there are decisions that need to be made and you require someone else to help you with those decisions, I would ask that you get to the appropriate person as quickly as you can.

If all else fails, part of the role that Mark can play for the Cadbury folks and Tim will play for the Kraft folks is the ability to surface these issues or decision needs and arbitrate them as quickly as possible. I would beg of you though the most important thing that you can do during this period is to stay focused on the base business and continue to build on the fabulous momentum that you have developed.

I know of course the issue is so much on your minds but the facts are, I think you can imagine that there is a great deal of uncertainty at this moment on the Kraft side as well and so the messaging that I am giving to you today I am planning to give to Kraft employees on Friday for the very same reason, it is critically important that we on both sides stay focused on making sure that we take care of our base business.

Uxbridge	Can you talk a little bit about your vision for sweet snacking? If you look at Kraft foods in five years or ten years’ time, what do you see?

IR	Well as I said today we have a got a pretty good start, we are already a very strong global player; 70% of our revenue outside North America comes from snacks and confectionary and our goal would be, it is 50% of our total portfolio, over time I think we’ll see that number increase.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	14

The reason we are interested in those areas is because they are growing fast, they are very consistent with consumer consumption trends and we believe that they can play an increasingly important role, particularly in emerging markets where the growth is so robust.

So the vision will be to continue to see that ratio shifting over time and become an even bigger part of our portfolio.

Uxbridge	Do you have any comment on Cadbury’s partnership with the Olympic Games in 2012 and what that might mean?

IR	I think it is terrific; we understand the importance that that partnership has for the company, for the city and for the country and we have every intention of continuing with that partnership. It looks like quite an exciting one, I understand you are the official snack partnership and we may have a few more things to put into that partnership as a result.

But it is a very, very exciting opportunity.

CVS	No more questions from the floor, in that case I am going to move over to the questions that we got from a number of places.

The first one is from Ireland.

Irene undoubtedly you have looked at Cadbury for quite a long time and you have undoubtedly done a lot of due diligence, what would you say that Kraft can learn from Cadbury and what can Cadbury learn from Kraft?

Where do you see the similarities and where are the differences?

IR	Obviously as I said earlier we have so much to learn as we really have a chance to understand more at a deeper level but I think for a starting point the complementarily of our country footprint is really quite startling, we have opportunities in markets like India and Mexico to put Kraft products like [inaudible] and biscuits through the Cadbury infrastructure and we have opportunities in markets like Brazil and Russia and China to put Cadbury products through the Kraft infrastructure.

When we look at North America you have a phenomenal penetration of the immediate consumption channel and the opportunity to put more of our snack products through that channel is quite appealing.

I think we both bring some different strengths to the party and I think over time we’ll start to better figure out how best to leverage that.

I will say with respect to the category structure your innovation work is state of the art. I think we have made some good strides in figuring out how to use and disseminate our marketing information around the world for some of our core brands like Oreo.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	15

So I think there are many best practices that we understand and we are starting to learn from both companies and the power of this combination is our ability to listen to one another and build on those opportunities.

CVS	Second question from Ireland; what would you say to those colleagues who are actually quite fearful about the fact that there may be job losses as a result of the takeover?

IR	This acquisition is about growth and our starting point is to understand how best to bring the two companies together in a way that will allow the combined company to grow faster.

We are starting with that as our premise, we believe clearly in certain areas there will be some redundancies and we will have to deal with them over time. I have given you a sense of the timeline within which we are going to evaluate some of those issues but fundamentally this is about the opportunity to combine the resources of the two companies to grow faster and that is our commitment.

CVS	A related question actually from Britain; the famous or infamous UK press have talked an awful lot about Bournville and Somerdale; what about the office workers?

IR	I would say the same thing about workers in any part of the company.

The reality is we are bringing these companies together to grow faster, we will find that there are some redundancies and we will do our best to address those quickly and make sure that we are treating people fairly and with respect as we do that, but there will in fact be some redundancies and I think it is fair to assume that as you would in any integration.

CVS	Moving to Europe, you have heard over the last two weeks I think an awful lot about the Cadbury organisation, of which we are very proud, the question is how is the category actually organised in Kraft and how do you do non-confectionary innovation across North America and Europe?

IR	That is a longer answer than I can give at this forum this afternoon but I think one of the most important areas of opportunity in the coming days and weeks will be to get the two category teams together to talk about what is working, what is not working and to share some of those best practices.

But as I said earlier I think Kraft has a lot to learn from a lot of your best practices with respect to innovation and the dissemination of platform innovation around the world and I believe Kraft has some opportunities to share some of our learning with respect to marketing and advertising innovation.

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So I think over the coming weeks we’ll have a terrific opportunity to bring together the experts from both sides to talk about best practices.

CVS	A question from the European supply chain team, clearly an integration has to be based as well on a great organisational structure, so will Cadbury people actually have a say in the designing of the new organisational structure for the combined company?

IR	The leaders of the combined company will have a very important say in the design of the structure and as I have committed earlier it is our expectation that in the next 45 days we will have named the leaders at the region, the area, the country and the category levels who can then in turn start to put their teams together, so yes.

CVS	From the European team, another question, what is the timing to actually achieve the full benefits of the integration for the combined company?

IR	Well we have made some commitments to investors that we expect that this integration can happen relatively quickly. We are promising that we would be able to achieve our run rate synergies by the third year and we feel quite comfortable that we can accomplish that.

CVS	Ok, then from northern Europe, as you have probably seen we like to talk and we like to reach out, so when can the Cadbury people actually reach out to the Kraft people or what is the process actually to make the connections work?

IR	I would ask that you reach out slowly and there are lots of colleagues around the world that would like to reach out to one another. We are trying to put in place a process that would allow you to be able to link through your leaders. We have put together communication packs that will be disseminated in the coming days and I would say that some of the early work that Tim and Mark will be doing is helping to just coordinate the dissemination of that information.

But I would ask that you sit quietly and tightly for just a little while as we get these packs out and we set up a structure to enable the sharing of information and the communication, mostly in an effort to make sure that everyone can stay focused on running the business.

CVS	Ok, second question from northern Europe, Europe is clearly quite a competitive place, who do you see as the main competitors actually in Europe for our business?

IR	I think we have got a couple of competitors that we have got to keep our eye on. Obviously we have talked a lot about MW and they are pretty high up at the top of the list, particularly now that they are in both sides of our house.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	17

I think Nestle in a number of markets is somebody that we keep an eye on and we expect that is somebody that you would look at as well and certainly Perfetti in a number of markets, particularly Italy, is an important competitor to keep our eye on.

CVS	Now we are moving to France, why am I surprised about this question, the question is about national brands, everything in France is national, so the question is how do you see the role of strong national brands versus regional brands and global brands?

IR	Our first reference is to make sure that we are doing right by our global brands. At the end of the day the benefits of having strong global brands gives us a competitor advantage that competitors cannot rival.

In most of our categories and in most of our markets we do have strong local competition and we have nurtured those brands in our biscuit category and our chocolate category and we would expect to continue to do that.

But the big opportunity for us as a combined company is to find some of those power brands and figure out how with the proper investment we can grow those even faster. They typically have better margins and their competitive advantage is much more insulated than when we have to fight local skirmishes.

CVS	Now North America also has a number of questions; first one is when will the integration really start and when will it be completed and also will there be the same speed for all countries or will it be different?

IR	We are looking at the same speed for all countries, I think some of the resourcing that we will make available will differ depending upon the size of the country and the opportunities, but we are essentially on the same timetable for all countries around the world. North America therefore will begin just as every other geography - immediately.

CVS	A second question is in terms of particularly offices in big countries where actually you have the combination, you have two different offices that are pretty far apart, when will the decisions be made on that?

IR	Well as I said that is a 90 day decision, if we assume that we are going to appoint the leadership in the first 45 days, the expectation is that in the next 45 days, 90 days from the start, we would then be appointing boards of management and locations of offices, country, region, area type offices.

CVS	Then we move to South America, Marcos is here, so I am acting for you now, anyway, do you have any advice to the leaders and actually to everybody to make sure that as a result of the integration we do not lose our talented people?

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	18

IR	I am very much relying on all the leaders of this company as well as at Kraft to continue to use the materials that we are providing to communicate to all employees about the opportunity, the vision that we see for the combined company, the opportunity and to settle our key talent down in an effort to ensure that we can retain our key talent during this transition time.

But one of the reasons that we are choosing to move quickly and one of the lessons that we have all learned with effective integration is the need to move quickly so that we don’t lose our key talent.

But we acquired this company because of the brands and the people and we have every desire to make sure that we are doing everything possible. But we will need the help of the leaders in this room and elsewhere around the world to help to make that happen.

CVS	The final question from South America, to acquire Cadbury you have taken on significant debt, so the question is do you see or do you anticipate the need to actually dispose of certain activities or certain parts of your portfolio in the near future?

IR	No, we were very clear that we would make sure that the money that we spent would be well within the limit of our cash flow, we have a very strong cash flow and the opportunity for the combined companies as we start to create some more efficiency will be even greater and we are quite confident that that cash flow can not only service our debt but also enable us to invest in the growth that we are forecasting.

So we do not need to dispose of any assets and we feel quite good actually about the complimentarily of the two portfolios, they were very little areas of overlap and I think that is a testament to how well these two companies sit together.

Uxbridge	We have had a lot of external comment on what has gone on in the last few weeks, how do we keep that momentum and turn it positive as we go forward, what is your views on that and probably the subset to that, just out of interest for me, how was Peter Mandelson?

IR	I would liken it to a root canal.

We do believe that there is a need to invest in some public relations activities, particularly in this market where some of the war of words is a little bit more vehement than perhaps it was elsewhere in the world and I think as we begin to tell our story as some of the fears and the concerns about job loss are put into perspective - I have seen some reports that had us cutting more jobs than the number of people that are employed in the UK.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	19

So I think as we can start to tell our story, share our vision and settle things down, I believe that we will be in a much better position.

I would say that Lord Mandelson was anxious to get some assurances from me last night; I had the opportunity to meet with him. We are just not in a position to do that as we sit here today. We need to take the time to sit down with the leaders of Cadbury and understand more about Vision Into Action and what some of the assumptions are on the base plan and I committed to him that we will study that, I shared with him the timetable that I shared with you today and we will continue to have dialogue.

But we have a little bit of public relations work I would suggest that we need to do in this market and I would ask you to tell your friends and neighbours as quickly as possible if you would like to start that effort.

Uxbridge	Good Afternoon Irene, you went on record before the deal was done that you would keep Somerdale open; that was before you understood exactly where we were and so on, now you have had the opportunity is that still the case?

IR	Well again I think it is premature for us to make definitive further commitments until we understand the plans but we have every desire to make sure that we continue to have good working relationships with the union and that we address some of the issues that have been raised by government officials.

So we will move very quickly to make those determinations but as I told Lord Mandelson last night we need to just take some time to get the facts and understand what the options are.

I will remind you again we are going to make available to you our website where you can ask whatever you would like to ask if you are not comfortable asking it in a large group and there will be ample opportunity in the coming weeks and months to answer any questions that may be on your mind.

Let me just close by saying I understand this is an emotional time for all of you and I am so grateful for the respect and the dignity that you have shown to me and my colleagues.

In the days ahead I would ask a couple of things of you, I would ask you to keep an open mind and hope your colleagues do the same, some of the public relations activities we talked about a moment ago.

I would ask you to focus on fact and what is known rather than rumour and speculation. I would ask that we work together so that we can combine our businesses fluidly and quickly. Judge our success based on our actions and our results and most importantly let me underscore again, keep doing what you have been doing, creating brands that people love and growing your business.

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Client: Cadburys BT Transcription Ref: K9081050 Date: 3rd February 2010 @ 14.00	20

I know that I speak for everyone at Kraft Foods when I say we have tremendous respect and admiration for Cadbury.

We are not going to mess with your success; on the contrary we are eager to continue building on what you have achieved.

So let me conclude by saying how optimistic we are about the future of our combined company. Together we will be more delicious than ever, I thank you for your attention and I would invite you as you leave here today to sample some of the goodies that are outside on the tables.

Have a good afternoon, thank you.

[END OF MEETING]

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